                                                 Filed by Travelocity.com Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                                 of the Securities Act of 1934


                                       Subject Company:  Travelocity.com, Inc.
                                                        SEC File No. 333-95757


FOR RELEASE: Monday, March 6, 2000

             TRAVELOCITY.COM SIGNS AFFILIATION AGREEMENT WITH HOTEL
                   RESERVATIONS NETWORK AND RECEIVES WARRANTS

          HRN TO PROVIDE DISCOUNTED HOTEL OFFERINGS ON TRAVELOCITY.COM

     FORT WORTH, Texas - Travelocity.com, the online travel expert, today announced it has signed a multi-year affiliation agreement with Hotel Reservations Network (Nasdaq: ROOM), a USA Company (Nasdaq: USAI). Travelocity.com will integrate a wide array of HRN's negotiated discounts through Travelocity.com's hotel offerings. As part of the agreement, HRN has issued Travelocity.com a significant amount of warrants to purchase its common stock.

     "This partnership allows Travelocity.com to provide access to discounts of up to 70 percent from many of the world's best known hotels in the most traveled to cities and participate in the stock appreciation of the leader in discount hotel rates," said Terrell B. Jones, President and Chief Executive Officer of Travelocity.com. "We are clearly taking our hotel offerings to the next level."

     In addition to Travelocity.com's current offerings of more than 46,000 hotel properties, this alliance will provide Travelocity.com members with real-time access to discounted rates in the most popular destinations, such as New York, Las Vegas and Orlando, at the more than 1,500 properties, ranging from chain hotels to independent boutique properties, offered by HRN in 40 major cities worldwide.

     This partnership will offer Travelocity.com members a seamless way to access HRN's reduced rates from brands such as Hilton, Sheraton, Holiday Inn, Ramada, Marriott, Hyatt, Days Inn, Omni, Best Western, Radisson, Howard Johnson's, Wyndham and many others.

     HRN is a leading online consolidator of hotel accommodations, providing service through its websites, affiliated websites and toll-free call center. HRN provides travelers with a one-stop shopping source for hotel pricing, amenities and availability. HRN also specializes in providing travelers accommodations for sold-out periods in major cities. In addition to its Internet-based business, HRN runs a call center at 1-800-96-HOTEL, operating seven days a week, 24 hours a day.

About Travelocity.com

     Travelocity.com, the leading online travel Web site, provides reservations capabilities for 95 percent of all airline seats sold, more than 46,000 hotels, more than 50 car rental companies and more than 70,000 vacation packages. This reservations capability is paired with access to a vast database of destination and interest information. To date, Travelocity.com has sold more than 3.6 million airline tickets and since its launch in March of 1996, Travelocity.com has registered more than 10 million members and logs more than 150 million page views per month.

     In October 1999, the company announced plans to merge its Travelocity.com business with Preview Travel to form a new company, Travelocity.com. The transaction is expected to close in the first quarter 2000. The proposed merger, which has received regulatory approval, is subject to customary closing conditions and requires the approval of Preview Travel's stockholders. Sabre will have a 70 percent ownership in the new Travelocity.com. With merger proceedings underway, Travelocity.com and Preview Travel announced combined gross booking of $1.19 billion in February 2000.

     Sabre is the global leader in applying information technology to meet the needs of the travel and transportation industries with advanced and innovative technology skills to deliver progressive solutions. Headquartered in Dallas/Fort Worth, Texas, the company has more than 10,000 employees worldwide who span 45 countries. More information on Sabre is available on the World Wide Web at http://www.sabre.com. Sabre and the Sabre logo are registered trademarks of an affiliate of Sabre Inc.

                                 INVESTOR NOTICE


     Investors are urged to read the proxy statement/prospectus included in the Registration Statement on Form S-4, filed with the Securities and Exchange Commission (SEC) in connection with the proposed merger because it contains important information. The proxy statement/prospectus is available free of charge on the SEC's Web site (www.sec.gov), from Travelocity.com's Corporate Secretary, and from Preview Travel's Office of Investor Relations.

     In addition, the identity of the people who, under SEC rules, may be considered participants in the solicitation of Preview Travel, Inc. stockholders in connection with the proposed merger, and a description of their interests, is available in the proxy statement/prospectus.

                                      # # #

Contacts:

Travelocity.com Inc.:

     Dawn Caesar/Judy Haveson
     dawn@vollmerpr.com/judy@vollmerpr.com
     Vollmer
     512-472-3515